UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, May 21st, 2012

Results for the first quarter ended on March 31st, 2012

Pampa Energía S.A. (“Pampa” or the “Company”) announces the results for the first quarter ended on March 31st, 2012.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the first quarter ended on March 31st, 2012:

Consolidated net sales of AR$1,610.4 million[1] , 20.2% greater than the AR$1,340.2 million for the same period of 2011, mainly due to increases of 0.9% (AR$6.2 million) in generation, 37.8% (AR$244.6 million) in distribution, and AR$33.8 million in holding and others.

Adjusted Consolidated EBITDA[2] of AR$278.4, 5.9% lower than for the same period of 2011, mainly due to decreases of 58.3% (AR$22.9 million) in transmission and of 30.6% (AR$53.0 million) in distribution, which were partially offset by increases of 53.2% (AR$48.1 million) in generation and a higher gain in holding and others (AR$10.4 million).

Consolidated net loss of AR$47.2 million,  compared to a net gain of AR$249.9 million for the same period of 2011, mainly due to losses in our transmission segment (AR$5.2 million), distribution (AR$67.9 million) and holding and others (AR$21.2 million), partially offset by a net profit in our generation segment (AR$47.2 million).

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares
For further information, contact: Ricardo Torres CEO Mariano Batistella Special Projects Manager and Investor Relations Officer Tel +54-11-4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (“IFRS”), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line “Results for participation in joint businesses”. For more information, please refer to section 5 of this Earnings Release.

2 Adjusted Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest, including PUREE proceeds and other collections, and other adjustments related to IFRS. For more information, please refer to section 5 of this Earnings Release.

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2.     Relevant Events

2.1 |  Central Térmica Loma de la Lata’s (“CTLLL”) Insurance Compensation

As a result of the accident at CTLLL in February 2011, CTLLL is taking the necessary steps to collect the compensations from the insurance companies that the company had hired to cover the works risks damage.

In that sense, during March 2012, CTLLL collected from the insurance companies an initial amount of US$7.5 million as a first advance payment of the mentioned insurance, which was recorded as other operating income in the first quarter 2012. At the date of this publication, CTLLL has not collected further amounts related to this concept, and we are still working with the insurance companies.

2.2 |            Sale of Distribuidora de Electricidad de Salta S.A. (“Edesa”)

On April 23, 2012, the Board of Directors of Edenor accepted an offer proposal from Salta Inversiones Eléctricas S.A. (“Siesa”) dated on April 16, 2012, in which, said company, offered Edenor and its subsidiary Emdersa Holding S.A. to acquire shares representing: (i) 78.44% of the share capital and voting rights of Edesa Holding S.A., a company in process of being incorporated due to Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”) spin-off process, which completion is currently pending and once it is finished, Edesa Holding will hold 90% of the share capital and voting rights of Edesa, a company which in turn owns 99.99% of the share capital and voting rights of Empresa de Sistemas Eléctricos Dispersos S.A. (“Esed”), and (ii) the remaining 0.01% of Esed.

On May 10, 2012, Edenor received an amount equivalent to AR$83.8 million, whereas the remaining balance of US$3.0 million will be settled by the buyer in five annual and consecutive installments, with the first due on May 5, 2013.

Furthermore, Edesa settled the total financial credit granted by Edenor for an amount of AR$131.3 million, plus AR$5.9 million in concept of accrued interests.

2.3 |  Capital Increase of Empresa Distribuidora de Energía Eléctrica de La Rioja S.A. (“Edelar”)

On April 19, 2012, EMDERSA as holder of 99.99% of the capital stock of Edelar together with authorities from the province of La Rioja (“The Province”) subscribed a memorandum agreement through which The Province declares its intention and EMDERSA consents for The Province to be incorporated as shareholder of Edelar through a capital contribution of US$12.3 million, in exchange of 32% of the share capital of Edelar. The capital contribution will be made through a non-monetary payment through the transfer to Edelar of certain electrical installations owned by The Province.

On May 17, 2012 the Board of Directors of Emdersa approved the capital increase, being still pending the approval of the Governor of La Rioja.

2.4 |  Merger of Companies

On December 30, 2011, the Board of Directors of Pampa decided to begin the proceedings aimed to jointly absorb the companies Pampa Generación S.A., Inversora Ingentis S.A. and the assets and liabilities corresponding to the investment activity spin off from Powerco S.A. It results beneficial for the four companies to merge into one company under the terms of tax neutrality, in order to optimize its resources by simplifying its administrative and operative structure.

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On April 27, 2012, the General Ordinary and Extraordinary Shareholder’s Meeting of Pampa approved the merger mentioned above, with effect as from January 1, 2012.

2.5 |  Pampa, Edenor and Transener’s Board Members appointment

On April 27, 2012, the General Ordinary and Extraordinary Shareholder’s Meeting of Pampa approved the appointment of the Board Members. Regarding the previous composition, by cumulative voting of the Administración Nacional de la Seguridad Social (“ANSES”), Emmanuel Agis joined the Board, replacing Diana Elena Mondino as Director and Eduardo Pablo Setti joined the Board, replacing Silvestre Hernán Bisquert, as Alternate Director.

On April 27, 2012, the General Ordinary and Extraordinary Shareholder’s Meeting of Edenor approved the appointment of the Board Members. Regarding the previous composition, by voting of the shareholders Class B, Emmanuel Antonio Álvarez Agis, Patricia Charvay, Federico Gosman, Santiago López Alfaro and Lisandro Cleri joined the Board, replacing Edgardo Volosin, Alfredo Mac Laughlin, Ricardo Torres, Diego Salaverri and Eduardo Quiles as Directors, and Lucía Guitiérrez, Edgardo Ruibal, Diego Leiva, Eduardo Endeiza and Palbo Martínez Burkett replacing Alejandro Mindlin, Maia Chmielewsky, Gabriel Cohen, Eduardo Maggi and Rafael Mancuso as Alternate Directors. On the other hand, by voting of the shareholders Class A, Ricardo Torres, Marcos Marcelo Mindlin, Pablo Diaz, Gustavo Mariani, Maximiliano Fernández, Eduardo Llanos and Edgardo Volosin were appointed as Directors Class A. It is important to mention that Mr. Torres, Mr. Diaz and Mr. Volosin were appointed in replacement of Mr. Alejandro Macfarlane, Luis Pablo Rogelio Pagano and Damián Mindlin. In addition, Diego Salaverri, Jaime Barba, Damián Mindlin, Leandro Montero, Daniel Flaks, Mariano Batistella and Diana Mondino were appointed as Alternate Directors of Class A shares, replacing Javier Doer, Jorge Grecco, Pablo Diaz, Ariel Schapira, Brian Henderson and Ricardo Sericano.

On April 12, 2012, the General Ordinary and Extraordinary Class A and B Shareholder’s Meeting of Transener approved the appointment of the Board Members. Regarding the previous composition, by voting of the shareholders Class A, Gonzalo Venacio, Leopoldo Elíses, Gerardo Luis Ferreyra joined the Board as Directors, and Gabriel Cohen, Gustavo Mariani, Brian Roberto Henderson, Osvaldo Antenor Acosta joined the Board as Alternate Directors Class A. The Directors Marcos Marcelo Mindlin and Rubén Fernandez Rienzi and the Alternate Director Héctor Hugo Nordio were reappointed by the shareholders Class A. On the other hand, by voting of the shareholders Class B, Emmanuel Antonio Álvarez Agis, Lucía Belén Gutiérrez, Eduardo P. G. Setti joined the Board as Directors Class B, and María José van Morlegan, Pablo Martinez Burkett and Edgardo Ruibal as Alternate Directors Class B. The Directors Carlos Santiago Pierro and Luis A. Vitullo were reappointed by the shareholders Class B.

2.6 |  Debt Transactions by Our Subsidiaries

2.6.1 | Issuance of Short Term Notes (“VCP”) Series II of Petrolera Pampa S.A. (“Pepasa”)

On July 27, 2011, the General Extraordinary Shareholder’s Meeting of Pepasa approved the creation of a global short-term debt Program, up to an amount of AR$200 million or its equivalent in other currencies.

On May 9, 2012, Pepasa issued VCPs Series II, under the global short-term debt Program, up to an amount of AR$200 million or its equivalent in other currencies, for an amount of AR$32.6 million, which accrue interest at Badlar plus 2.75%. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis.

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2.6.2 | Central Piedra Buena S.A. (“CPB”) canceled Short Term Notes

On May 3, 2012, CPB repaid the outstanding amount of Short Term Notes Series 6 for an amount of AR$70.1 million.

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3.     Financial Highlights

3.1 |  Consolidated Balance Sheet (AR$mm)

	As of 03.31.12	As of 12.31.11
ASSETS
Property, plant and equipment	5,918.4	5,871.5
Intangible assets	1,689.7	1,683.0
Participation in joint businesses	176.4	181.6
Participation in associates	132.7	130.7
Investments at redeemed cost	553.5	553.8
Deferred tax assets	106.2	116.6
Inventories	-	-
Trade receivable and other credits	182.1	363.6
Total non-current assets	8,759.1	8,900.7

Inventories	41.9	38.0
Assets on construction	44.9	45.5
Trade receivable and other credits	1,659.0	1,648.8
Financial assets with a results changing fair value	42.3	72.7
Derivative financial instruments assets	-	1.3
Cash and cash equivalents	455.4	345.5
Total current assets	2,243.5	2,151.8

Assets classified as held for sale	1,262.2	1,079.1

Total assets	12,264.8	12,131.6
	As of 03.31.12	As of 12.31.11
EQUITY
Share capital	1,314.3	1,314.3
Share premium	1,536.8	1,536.8
Director's options reserve	243.7	241.5
Legal reserve	27.4	27.4
Retained earnings	(727.7)	(680.6)
Equity attributable to owners of the parent	2,394.4	2,439.4

Non-controlling interests	953.9	969.4

Total equity	3,348.3	3,408.7

LIABILITIES
Accounts payable and other liabilities	1,542.6	1,428.3
Borrowings	2,459.7	2,447.5
Deferred revenues	97.0	157.3
Salaries and social security payable	24.3	23.6
Defined benefit plan obligations	109.2	110.4
Deferred tax liabilities	778.1	821.1
Tax payable	(161.6)	45.7
Provisions	76.6	70.0
Total non-current liabilities	4,925.8	5,103.9

Accounts payable and other liabilities	1,314.8	1,241.0
Borrowings	933.0	893.8
Salaries and social security payable	372.9	324.9
Defined benefit plan obligations	17.5	14.9
Tax payable	277.9	217.6
Derivative financial instruments	1.4	-
Provisions	11.0	11.4
Total current liabilities	2,928.5	2,703.5

Liabilities classified as held for sale	1,062.2	915.4

Total liabilities	8,916.4	8,722.9

Total liabilities and equity	12,264.8	12,131.6

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3.2 |  Consolidated Income Statements (AR$mm)

	1st Quarter
	2012	2011
Sales revenue	1,610.4	1,340.2
Cost of sales	(1,387.6)	(1,097.3)
Gross profit	222.8	242.8

Selling expenses	(100.5)	(49.8)
Administrative expenses	(108.5)	(90.8)
Other operating income	55.9	67.3
Other operating expenses	(21.3)	(21.7)
Results for participation in joint businesses	(5.2)	0.9
Results for participation in associates	2.1	-
Gain for acquisition of companies	-	500.1
Operating income	45.2	648.8

Financial income	20.7	16.6
Financial costs	(145.3)	(96.9)
Other financial results	(21.7)	(37.9)
Financial results, net	(146.3)	(118.1)

Profit before tax	(101.1)	530.7

Income tax and minimum expected profit tax	5.6	(156.0)

Net income for continuing operations	(95.4)	374.7

Discontinuing operations	24.1	1.4

Total comprehensive income for the period	(71.4)	376.1

Attributable to:
Owners of the Company	(47.2)	249.9
Non-controlling interests	(24.2)	126.2

Total comprehensive income for the period attributable to the owners of the Company:
Basic income for continuing operations per share (AR$ per share)	(0.0542)	0.1891
Diluted income for continuing operations per share (AR$ per share)	(0.0469)	0.1627

Basic income for discontinuing operations per share (AR$ per share)	0.0183	0.0010
Diluted income for discontinuing operations per share (AR$ per share)	0.0164	0.0009

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4.     Operations’ Summary

4.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

Note: Gross Margin before amortization and depreciation.

¹ CTG includes results for Powerco. ² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. ³ On October 11, 2011, we made an acquisition offer for Central Térmica Piquirenda and said transaction is subject to the completion of Emdersa’s spinoff.

The generation for the first quarter of 2012 was 24.1% higher than the same period of 2011, mainly due to the beginning of commercial operations of CTLLL’s combined cycle on November 2011, which jointly produced: (i) an increase in the power plant’s capacity of approximately 50% and hence, a higher dispatch priority for CTLLL in the system; (ii) the elimination of fuel restrictions because of the authorization to fire Gas Plus for generation, by means of the agreement entered into with CAMMESA under Resolution SE No. 220/2007; and (iii) the generation of the combined cycle’s steam turbines. Moreover, there were higher hydraulic inputs, that positively affected the generation of our hydraulic units (increase of 24 GWh in HINISA and 8 GWh in HIDISA), as well as the generation of CTP, which has no fuel restrictions, given that it fires Gas Plus for generation and sells electricity through a contract 220/07 signed with CAMMESA. These increases were partially offset by lower generation in CPB, mainly due to scheduled maintenance on the units.

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4.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Pampa’s distribution assets, comprised by Edenor, Emdersa and Eden:

The electricity sold in the first quarter of 2012 increased by 26.6% compared to the same period of 2011, due to a 5.1% quarterly increase in Edenor’s sales as well as the incorporation of the new subsidiaries Emdersa and Eden, which added, in the first quarter of 2012, 1,772 GWh in electricity sales compared to 555 GWh the same quarter in 2011 (only one month consolidated). Moreover, during the first quarter of 2012 there was an increase of 1.9% in clients, explained by an increase of 1.4% in Edenor’s client base and 0.7% increase in the incorporation of 859.871 clients from Emdersa and Eden.

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5.     Analysis of the First Quarter 2012 Results Compared to the Same Period of 2011

Consolidated net sales of AR$1,610.4 million, 20.2% greater than the AR$1,340.2 million for the same period of 2011, mainly due to increases of 0.9% (AR$6.2 million) in generation, 37.8% (AR$244.6 million) in distribution, and AR$33.8 million in holding and others.

Adjusted Consolidated EBITDA of AR$278.4, 5.9% lower than for the same period of 2011, mainly due to decreases of 58.3% (AR$22.9 million) in transmission and of 30.6% (AR$53.0 million) in distribution, which were partially offset by increases of 53.2% (AR$48.1 million) in generation and a higher gain in holding and others (AR$10.4 million).

Consolidated net loss of AR$47.2 million,  compared to a net gain of AR$249.9 million for the same period of 2011, mainly due to losses in our transmission segment (AR$5.2 million), distribution (AR$67.9 million) and holding and others (AR$21.2 million), partially offset by a net profit in our generation segment (AR$47.2 million).

Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the Comisión Nacional de Valores (“CNV”) requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries financial statements are published under IFRS standards. The next table shows the calculation of the Adjusted Consolidated EBITDA:

En AR$mm	1Q12	1Q11
Consolidated operating income	45.2	648.8
Consolidated depreciations and amortizations	102.7	86.4
Consolidated EBITDA under IFRS standards	148.0	735.2

Adjustments from generation segment:
Advance collection from CTLLL insurance compensation	(33.7)	-
Adjustments from transmission segment:
Instrumental Agreement	4.1	3.6
Consolidation effects from participation in joint businesses	17.5	34.7
Operating result from transmission segment	(16.1)	5.3
Depreciations and amortizations from transmission segment	10.4	12.0
Results for Fourth Line Project	18.0	18.3
Results for participation in joint businesses	5.2	(0.9)
Adjustments from distribution segment:
PUREE penalty system	78.8	65.9
Delay charges	8.4	6.7
Gain for acquisition of companies	-	(500.1)
Discontinued operations	57.4	13.6
Adjustments from holding and others segment:
Results for participation in associates	(2.1)	-
Other non-recurrent income	-	(63.8)

Consolidated adjusted EBITDA	278.4	295.8

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Generation Segment’s Adjustments:

•         CTLLL’s collection of advance payment from the insurance companies: described in Section 2.1 “Relevant Events”;

Transmission Segment’s Adjustments:

•         Instrumental Agreement: is the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement signed between Transener and Transba with the Secretariat of Energy and Electricity Regulator.

•         Effect of consolidation in our participation in joint business: As Transener is co-controlled by Pampa, under IFRS standards we consolidate our participation in its net income in a single line as operating income (“Results from participation in joint business”). In order to conciliate the Transmission’s segment Adjusted EBITDA, such segment’s EBITDA plus Fourth Line Project income, which is recorded as financial results, plus the Instrumental Agreement less the segment’s net income is added to the EBITDA.

Distribution Segment’s Adjustments:

•         PUREE Penalty System: AR$78.8 million collected in the first quarter 2012;

•         Companies acquisitions results: since the implementation of IFRS and comparison of the reporting period with the first quarter of 2011, the purchases of the distributors Emdersa and Eden in March 2011, have been recorded following the method of acquisition over the basis of preliminary baseline measurements of assets and liabilities acquired. The difference between the acquisition value of net assets and the price paid was recognized as a AR$500.1 million profit in the first quarter of 2011, included in “Gain for acquisition of companies” in the Income Statement;

•         Discontinued operations: includes Emdersa’s EBITDA;

Holding & Others Segment’s Adjustments:

•         Results for participation in associates: is the gain from our participation in 10% of Compañía de Inversiones de Energía S.A. (“Ciesa”), through Enron Pipeline Company Argentina S.A. (“EPCA”).

•         Other non-recurrent income: related to the consolidation of permanent investments and other assets regarding AEI’s acquisition.

Adjusted Consolidated EBITDA, Breakdown by Segment

In AR$mm	1Q12				1Q11				Variation
Segment	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Adjusted EBITDA

Generation	137.0	35.3	(33.7)	138.5	61.6	28.8	-	90.4	53.2%
Transmission	(16.1)	10.4	22.1	16.4	5.3	12.0	21.9	39.2	-58.3%
Distribution	(83.2)	59.0	144.6	120.4	532.3	55.0	(413.9)	173.4	-30.6%
Holding & Others	(3.3)	8.5	(2.1)	3.1	53.9	2.6	(63.8)	(7.3)	NA
Deletions	10.9	(10.4)	(0.5)	0.0	(4.4)	(12.0)	16.4	-	NA

Total	45.2	102.7	130.5	278.4	648.8	86.4	(439.4)	295.8	-5.9%

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5.1 |  Generation Segment Analysis

	1st Quarter
Generation Segment, Consolidated (AR$mm)	2012	2011	∆ %
Sales revenue	699.1	692.9	0.9%
Cost of sales	(556.2)	(587.2)	-5.3%

Gross profit	142.9	105.6	35.3%

Selling expenses	(11.5)	(4.4)	160.4%
Administrative expenses	(25.6)	(31.7)	-19.2%
Other operating income	34.0	0.4	NA
Other operating expenses	(2.9)	(8.2)	-64.3%

Operating income	137.0	61.6	122.2%

Finance income	13.4	11.3	18.2%
Finance costs	(62.7)	(42.7)	46.8%
Other financial results	0.2	(2.5)	NA

Profit before tax	87.8	27.7	216.6%

Income tax and minimum expected profit tax	(28.5)	(12.8)	122.1%

Total comprehensive income for the period	59.3	14.9	298.0%

Attributable to:
Owners of the Company	47.2	1.9	NA
Non-controlling interests	12.0	12.9	-7.0%

Adjusted EBITDA	138.5	90.4	53.2%

•         During the first quarter of 2012, the operating result of our generation segment increased by 122.2%, compared to the same period in 2011, mainly due to a higher generation in our hydraulic units (+9.1%) and thermal units (+241.3%) as a result of the beginning of commercial operations in CTLLL’s expansion and a higher generation of CTP under 220/07 contract with CAMMESA, partially offset by a lower generation of CTG and CPB (-15.9%).

•         From January 1, 2012, following the SE’s decision to temporarily suspend the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008- 2011 Remuneration due to Generation” signed in November 2010, Pampa Energía and its generation subsidiaries accrued lower income for power and for operating and maintenance. We estimate that in the first quarter of 2012 we would have additionally accrued AR$32 million under this agreement.

•         During March 2012, CTLL collected from the insurance companies an amount of US$7.5 million as an advance payment of the insurance, which was recorded as other operating income.

•         Net financial losses increased AR$15.3 million mainly due to financial interests and net exchange rate difference, including the accrual of interests corresponding to the Bonds issued to finance Loma de la Lata’s expansion project (AR$15 million), which were capitalized until February 2011.

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5.2 |  Transmission Segment Analysis

	1st Quarter
Transmission Segment, Consolidated (AR$mm)	2012	2011	∆ %
Sales revenue	61.1	63.6	-3.9%
Cost of sales	(63.7)	(48.2)	32.0%

Gross profit	(2.5)	15.4	NA

Administrative expenses	(14.7)	(10.5)	40.4%
Other operating income	1.2	0.4	197.2%
Other operating expenses	(0.0)	(0.0)	43.4%

Operating income	(16.1)	5.3	NA

Finance income	18.0	12.9	39.6%
Finance costs	(12.5)	(11.0)	13.8%
Other financial results	(2.8)	(4.7)	-40.2%

Profit before tax	(13.4)	2.4	NA

Income tax and minimum expected profit tax	4.4	(2.0)	NA

Net income for continuing operations	(9.0)	0.5	NA

Adjustment for non-controlling participation in joint businesses	4.1	0.4	NA

Total comprehensive income for the period	(5.2)	0.9	NA

Attributable to:
Owners of the Company	(5.2)	0.9	NA
Non-controlling interests	-	-	NA

Adjusted EBITDA	16.4	39.2	-58.3%

•         During the first quarter of 2012, net sales decreased 3.9% (AR$2.5 million), mainly due to lower revenues related to non regulated activities such as supervision of constructions, partially offset by an increase in regulated net sales of Transener due to higher revenue recognition from the Instrumental Agreements application signed by SE and ENRE, for which in the first quarter of 2012 AR$2.6 million were recognized as sales revenues, compared to AR$1.8 million recognized in the first quarter of 2011.

•         The gross margin of our transmission segment decreased in AR$21.4 million compared to the same period of 2011, mainly due to a raise in labor costs agreed with labor unions and higher operating costs.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$4.1 million for the first quarter of 2012, plus AR$18.0 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results.

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5.3 |  Distribution Segment Analysis

	1st Quarter
Distribution Segment, Consolidated (AR$mm)	2012	2011	∆ %
Sales revenue	891.7	647.1	37.8%
Cost of sales	(822.9)	(509.6)	61.5%

Gross profit	68.8	137.5	-50.0%

Selling expenses	(88.5)	(45.4)	94.7%
Administrative expenses	(63.8)	(50.1)	27.4%
Other operating income	17.9	2.1	NA
Other operating expenses	(17.5)	(11.8)	48.2%
Results for participation in associates	0.0	-	NA
Gain for acquisition of companies	-	500.1	-100.0%

Operating income	(83.2)	532.3	NA

Finance income	9.2	8.1	13.1%
Finance costs	(71.8)	(54.4)	32.0%
Other financial results	(17.2)	(39.2)	-56.1%

Profit before tax	(163.0)	446.9	NA

Income tax and minimum expected profit tax	34.7	(140.6)	NA

Net income for continuing operations	(128.2)	306.3	NA

Discontinuated operations	24.1	1.4	NA

Total comprehensive income for the period	(104.1)	307.7	NA

Attributable to:
Owners of the Company	(67.9)	184.7	NA
Non-controlling interests	(36.2)	123.0	NA

Adjusted EBITDA	120.4	173.4	-30.6%

•         During the first quarter of 2012, net sales increased by 37.8% (AR$244.6 million), mainly due to the inclusion of net sales of Eden in the first quarter of 2012 compared to only one month included in the same period of 2011 and the increase in sales due to the removal of the subsidies to certain customers of Edenor.

•         The cost of sales, administration and selling expenses rose by AR$370.0 million, mainly explained by the incorporation of Eden (AR$144.9 million), as well as a rise in labor and third party costs.

•         The operating results decreased AR$615.5 million, since with the implementation of IFRS and comparison of the reporting period with the first quarter of 2011, the purchases of the distributors Emdersa and Eden in March 2011, have been recorded following the method of acquisition over the basis of preliminary baseline measurements of assets and liabilities acquired. The difference between the acquisition value of net assets in the first quarter of 2011 and the price paid was recognized as a AR$500.1 million profit, included in “Gain for acquisition of companies” in the Income Statement.

•         The Adjusted EBITDA for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (“PUREE”), by AR$78.8 million, late payment penalty and the EBITDA of our subsidiary EMDERSA, which is under spin-off process and its included under “Discontinued Operations” (previously explained in Section 5).

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

5.4 |  Holding and Others Segment Analysis

	1st Quarter
Holding and Others Segment, Consolidated (AR$mm)	2012	2011	∆ %
Sales revenue	36.7	2.9	NA
Cost of sales	(11.1)	(2.2)	NA

Gross profit	25.6	0.7	NA

Selling expenses	(0.5)	(0.0)	NA
Administrative expenses	(33.6)	(9.8)	241.5%
Other operating income	4.0	64.8	-93.9%
Other operating expenses	(0.8)	(1.6)	-51.3%
Results for participation in associates	2.1	-	NA

Operating income	(3.3)	53.9	NA

Finance income	0.2	0.1	107.2%
Finance costs	(12.9)	(2.7)	NA
Other financial results	(4.7)	3.8	NA

Profit before tax	(20.7)	55.1	NA

Income tax and minimum expected profit tax	(0.6)	(2.5)	-77.4%

Total comprehensive income for the period	(21.2)	52.6	NA

Attributable to:
Owners of the Company	(21.2)	62.3	NA
Non-controlling interests	-	(9.8)	NA

Adjusted EBITDA	3.1	(7.3)	NA

•         During the first quarter of 2012, net sales increases mainly correspond to gas and oil sales related to our subsidiary Petrolera Pampa (AR$19.6 million).

•         The costs of sales had a AR$8.9 million rise mainly as a result of: (i) higher amortizations of certain productive wells for AR$6.2 million; and (ii) higher gas lifting costs and royalties associated with a larger production of gas (AR$2.4 million), all related to Petrolera Pampa.

•         Administrative costs increased by AR$23.8 million, due to the reallocation of Pampa Generacion’s costs (which was under the generation segment) to Pampa Energía, by the merger implemented in December 2011.

•         The gain of AR$2.1 million in results from participation in associates comes from our direct participation in EPCA, holding 10% of CIESA. The Adjusted EBITDA does not include the earning for our participation in EPCA.

•         The net financial results registered a AR$17.3 million loss during this quarter compared to a gain of AR$1.1 million in the same period of 2011, mainly explained by losses in net exchange rate difference, and net interests.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

5.5 |  Period Analysis by Subsidiary (AR$mm)

	1st Quarter 2012				1st Quarter 2011
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]

Generation Segment
Diamante	56.0%	11.4	(17.8)	8.4	56.0%	13.9	(16.0)	9.9
Los Nihuiles	47.0%	17.9	(13.9)	14.2	47.0%	18.5	(6.4)	13.6
CPB	100.0%	(1.5)	166.7	(0.4)	100.0%	24.1	276.5	8.8
CTG	92.3%	24.4	200.5	3.0	92.3%	33.3	203.9	12.7
CTLLL[1]	100.0%	83.0	1,037.9	27.7	100.0%	5.9	967.5	(14.7)
CTP	100.0%	5.0	(11.7)	0.4	0.0%	-	-	-
Other Companies & Deletions[4]		(1.7)	(208.1)	(6.1)		(5.2)	(331.5)	(28.3)
Total Generation		138.5	1,153.6	47.2		90.4	1,094.0	1.9

Transmission Segment
Transener	26.3%	30.4	579.4	(17.2)	26.3%	65.2	493.9	(0.4)
Consolidation adjustment 50%		(15.2)	(289.7)	8.6		(32.6)	(246.9)	0.2
Adjustments & Deletions[4]		1.2	-	3.3		6.6	(41.0)	1.1
Total Transmission		16.4	289.7	(5.2)		39.2	206.0	0.9

Distribution Segment
Edenor[1]	55.4%	24.4	1,141.7	(90.7)	55.6%	142.1	1,212.8	255.9
Emdersa[3]	29.8%	57.4	-	7.7	42.9%	13.6	114.1	0.1
Eden[3]	49.9%	36.5	44.6	13.3	49.9%	12.3	(47.1)	1.4
EASA[1]	100.0%	6.6	429.4	(60.4)	100.0%	3.3	400.0	(29.5)
Adjustments & Deletions[4]		(4.5)	(414.2)	62.1		2.1	(288.1)	(43.3)
Total Distribution		120.4	1,201.4	(67.9)		173.4	1,391.8	184.7

Holding & Others Segment
Petrolera Pampa	100.0%	9.9	75.3	(0.5)	100.0%	(1.6)	25.9	(1.7)
Other Companies & Deletions[4]		(6.8)	466.2	(20.7)		(5.7)	253.8	64.1
Total Holding & Others		3.1	541.5	(21.2)		(7.3)	279.7	62.3

Deletions		(0.0)	(289.7)	-		(0.0)	-	-
Total Consolidated Amounts		278.4	2,896.6	(47.2)		295.8	2,971.5	249.9

Total Adjusted by Ownership		186.8	2,383.5	(47.2)		178.9	2,292.1	249.9

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor. The Balance Sheet of Emdersa is not consolidated in Pampa’s Balance Sheet and under IFRS standards the results are shown as “Discontinued operations”. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

6.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s first quarter 2012 results on Wednesday, May 23, 2012 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of Pampa and Chairman of Edenor, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0800-444-2930 in Argentina, (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

Besides the access to the audio file in the website, a replay of the Conference Call through telephone is available, dialing (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The conference’s identification code is 10013298. This material will be available one hour after the finalization of the Conference Call and until June 4, 2012.

You may find additional information on the Company at:

www.pampaenergia.com/ir

www.cnv.org.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.